

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2020

George H. Kirby, III
Chief Executive Officer
Ocean Power Technologies, Inc.
28 Engelhard Drive, Suite B
Monroe Township, NJ 08831

   Re: Ocean Power Technologies, Inc.
     Registration Statement on Form S-1
     Filed September 18, 2020
     File No. 333-248911

Dear Mr. Kirby:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Kevin Dougherty at (202) 551- 3271 with any questions.

              Sincerely,

              Division of Corporation Finance
              Office of Energy & Transportation

cc: Kevin J. Poli